UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
THEREUNDER

EIGHT DRAGONS COMPANY
(Exact name of registrant as specified in its charter)

Nevada	000-28453	75-2610236
(State of Incorporation)	(Commission File Number)	(IRS Employer ID Number)

6404 International Parkway
Suite 1350
Plano, Texas 75093
(Address of Principal Executive Offices)(Zip Code)

(214) 420-8367
 (Registrant's Telephone Number, Including Area Code)

4925 Greenville Avenue
Suite 1400
Dallas, Texas 75206
 (Former name or former address, if changed since last report)

EIGHT DRAGONS COMPANY

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about April 14, 2015 to the holders of shares of the common stock, par value $0.0001 per share (the “Common Stock”) of Eight Dragons Company, a Nevada corporation (the “Company”), as of April 14, 2015.  On April 14, 2015, Rockport Petroleum, Inc. ("Rockport" or the “Seller”), the majority shareholder of the Company, entered into a Securities and Debt Purchase Agreement (the “Purchase Agreement”) with DMJ Acquisitions, LLC (“DMJ” or the "Purchaser").  Under the terms of the Purchase Agreement, Seller has agreed to sell to Purchaser an aggregate of 291,500 shares of Common Stock, representing approximately 80.5% of the Company's currently outstanding shares of Common Stock.  The closing of the purchase and sale of shares pursuant to the Purchase Agreement is anticipated to be effective on or about April 27, 2015.  As a condition of the sale of shares pursuant to the Purchase Agreement, Wm. Christopher Reeder (“Mr. Reeder”) has agreed to resign as director, president, secretary and treasurer of the Company and to appoint David F. Bristol (“Mr. Bristol”) as director of the Company.  Mr. Bristol is expected to be appointed as president, secretary and treasurer of the Company immediately following his appointment as director.  The changes to the board of directors of the Company will not be effective until at least ten days after this Information Statement is mailed or delivered to all of the Company’s shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

On April 14, 2015, there were 362,200 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter submitted for shareholder approval.  The Company has no other equity securities outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our Common Stock owned beneficially as of April 14, 2015, by Mr. Reeder, currently our sole director and officer, as well as Mr. Bristol, as of April 27, 1015, who will become our new sole director and officer, assuming that the transactions contemplated by the Purchase Agreement are consummated.  Unless otherwise indicated, the shareholders listed below possess, or will possess, sole voting and investment power with respect to the shares shown.

		Number of Shares of	Percentage of
Title of class	Name and address of beneficial owner	Common Stock	Common Stock (1)

Common Stock	Wm. Christopher Reeder (2)	291,500	80.5
	4925 Greenville Avenue
	Suite 1400
	Dallas, Texas 75206

Common Stock	David F. Bristol (3)	291,500	80.5
	6404 International Parkway
	Suite 1350
	Plano, Texas 75093

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of April 14, 2015, there were 362,200 shares of our Common Stock issued and outstanding.

(2)	The shares denoted as being beneficially owned by Mr. Reeder due to the fact that Mr. Reeder is the sole shareholder of Rockport.

(3)
The shares denoted as being beneficially owned by Mr. Bristol represent those shares which Purchaser has agreed to acquire from Seller pursuant to the Purchase Agreement.  Mr. Bristol is the sole shareholder of Purchaser.

Change in Control

On April 14, 2015, DMJ, as purchaser, and Rockport, as seller, entered into the Purchase Agreement, pursuant to which DMJ agreed to acquire 291,500 shares of our Common Stock (representing approximately 80.5% of the outstanding shares of our Common Stock) from Rockport. The closing of the purchase and sale of the shares and shareholder loans pursuant to the Purchase Agreement is anticipated to take place on or about April 27, 2015. The consideration to be paid for the acquisition of the Common Stock and the shareholder loans is an aggregate of approximately $375,000, and will be paid from corporate funds of DMJ. The purchase of the shares of Common Stock by DMJ from Rockport is expected to be consummated in a private transaction, and Mr. Bristol as CEO and sole beneficial owner of DMJ will, upon completion, be considered to be in “control” of the Company. As a condition of the Purchase Agreement, Mr. Reeder has agreed to resign as director, president, secretary and treasurer and to appoint Mr. Bristol as director of the Company. Mr. Bristol is expected to be appointed as president, secretary and treasurer of the Company effective as of the closing of the purchase and sale pursuant to the Purchase Agreement. The change to our board of directors is anticipated to be effective approximately ten days after the delivery of this Information Statement to our shareholders.

We are not aware of any arrangement that might result in a change in control in the future, except the change of control from Rockport to DMJ and Mr. Bristol, as described above.  Except as described above, there has been no change of control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS AND EXECUTIVE OFFICERS

We anticipate that on or about the date that is ten days after the delivery of this Information Statement to our shareholders, Mr. Reeder will tender a letter of resignation to the board to resign as director, as contemplated by the Purchase Agreement. Mr. Bristol is expected to be appointed as president, secretary and treasurer of the Company effective as of the closing of the purchase and sale pursuant to the Purchase Agreement.

Information regarding our current executive officer and director, and assuming the consummation of the transactions contemplated by the Purchase Agreement, our new executive officer and director, is as follows:

Wm. Christopher Reeder, age 43, has been the Chief Executive Officer of Reeder Energy Partners L.P. and its predecessor, Reeder Energy Ltd., since 2000.  Reeder Energy Partners L.P. (“REP”) is a privately held oil and gas exploration and production company with active ownership in more than 300 properties.  REP has also been involved in the acquisition of more than 200,000 acres of leases over the last 10+ years in five different states, and has been actively involved in drilling or directly participating in over 50 new wells.  Mr. Reeder is a graduate of the University of Colorado (Bachelors of Arts).  Prior to his involvement with REP, Mr. Reeder served as a loan officer with State Bank & Trust in Dallas, originating oil and gas, real estate, and manufacturing loans.

David F. Bristol, age 50, has been the Chief Executive Officer of Employee Solutions, LP (“Employee Solutions”) and all of its subsidiary units since the company was founded in 1997.  Employee Solutions is a privately held light industrial staffing company in Texas, Oklahoma and Arkansas.   The company has offices or operations in Houston, San Antonio, Austin, Dallas, Fort Worth, Tulsa, and Jonesboro.  These offices employ more than 3,000 people on a daily basis serving hundreds of clients.  Mr. Bristol is a graduate of the United States Air Force Academy and prior to his involvement with Employee Solutions, he served as an active duty fighter pilot based in Europe with multiple combat tours in the Southwest Asia area.   Mr. Bristol currently serves as a Governing Board member for Centennial Hospital in Frisco, Texas and as the Vice-Chairman of the Town of Prosper Economic Development Corporation.

Term of Office

Our Directors are appointed for one-year terms to hold office until the next annual meeting of our shareholders or until removed from office in accordance with our Bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Director Independence; Corporate Governance

Pursuant to the Company’s current structure of having a sole director, who is also the Company’s sole officer and controlling stockholder, the Company has no independent directors, as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules.  Immediately following consummation of the transactions contemplated by the Purchase Agreement, this situation is expected to continue.

Because it consisted of a sole director, our board held no formal meetings during the fiscal year ended December 31, 2014.  All proceedings of the board were conducted by written consents, pursuant to Nevada law and our Bylaws.  Also as a result of the composition of our board, we do not have a policy regarding director attendance at meetings.

We do not currently have any committees of the board, nor any committee charters.  While our board consists of a single director, we believe that there is no purpose in establishing separate committees or adopting committee charters.  In the future, it is anticipated that the board may form separate committees, including audit, compensation and nominating committees.

Security holders may send communications to the board at our principal executive offices.

Significant Employees

We have no significant employees other than the officer and director described above.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which the Purchaser, any director, officer, or any record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate or associate of the Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.  To the best of our knowledge, no director, executive officer, significant employee or control person of the Company, or the incoming director and officer, has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no family relationships between our current director and executive officer and the proposed new director and executive officer.  During our fiscal year ended December 31, 2014 and the previous fiscal year, there were no transactions, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years, and in which the current director or officer or the incoming director and officer had or will have a direct or indirect material interest.  There is no material plan, contract or arrangement (whether or not written) to which the current director or officer or the incoming director and officer is a party or in which they participate that is entered into or material amendment in connection with our appointment of the current director or officer or the incoming director and officer, or any grant or award to the current director or officer or the incoming director and officer or modification thereto, under any such plan, contract or arrangement in connection with our appointment of the current director and officer or the incoming director and officer.

Following consummation of the transactions contemplated by the Purchase Agreement, we will rely on our board to review and approve related party transactions, which may be approved if the board determines that the transaction is fair to, and in the best interest of, the Company.

SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission.  Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.  Based on our review of the copies of such forms received by the Company, we believe that during the fiscal year ended December 31, 2014, all such filing requirements were complied with.

EXECUTIVE COMPENSATION

For the last two completed fiscal years, we have not paid our director and officer any compensation for serving as a director or officer.  We did not grant any stock options or other equity-based compensation to any officer or director since January 1, 2001.